FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 18, 2006

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   August 18, 2006

By: Signed "George Dorin"

George Dorin

Chief Financial Officer

NEWS RELEASE

                           For Immediate Release

Norsat Posts Q2 2006 Results

( Vancouver, Canada ) August 18 , 200 6 , 18 : 15 EST – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB) today reported second quarter sales of $3.76 million, gross margins of 47% and a net loss of $1.07 million. For the same period last year, the Company reported sales of $6.16 million, gross margins of 50% and a net loss of $1.24 million.

Sales for the six months ended June 30, 2006 were $6.68 million as compared to $8.67 million in the same period last year. For the six month period ended June 30, 2006, sales generated by the Microwave Business Unit were $4.23 million, compared to $3.88 million last year. The Satellite Systems business unit meanwhile, reported sales of $2.45 million, compared to $4.79 million for the same period last year.

Total operating costs for the six month period ending June 30, 2006 were $5.57 million, down from $5.75 million for the same period last year. Of those costs, selling, general and administrative expenses decreased by $0.28 million to $4.22 million, due to a reduction in salaries and consulting fees. Production development expenses meanwhile, increased by $0.15 million to $1.06 million due to larger purchases of materials related to the GLOBETrekker. Amortization costs for the period decreased to $0.28 million from $0.33 million as an increasing number of the Company’s assets have now been fully amortized.

The increase in the net loss from $2.43 million, compared to the same six month period last year of $2.85 million, was attributable in part, to a lower level of sales of satellite systems, and an increase in research and development expenses related to the GLOBETrekker. The increase of these research and development costs was partially offset by a decrease in sales, general and administrative costs and the impact of the modification in the conversion price of the long term debt.

The Company has recently become aware that certain disclosures designed to reconcile Canadian GAAP to United States GAAP in Note 22 “Reconciliation to United States accounting principles” to the 2005 Consolidated Financial Statements may be misstated. The effects, if any, arising from this matter are currently undergoing an in-depth review by management. Depending on the results of management’s procedures, the 2005 Consolidated Financial Statements may be restated. The outcomes of these procedures cannot be predicted at this time. The Company will announce the results of these procedures as soon as they are completed.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products. Norsat's latest innovations include the Norsat OmniLink TM and GLOBETrekker TM lines of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent. Additional information is available at www.norsat.com. Additional investor information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-292-9000 or toll-free in Canada and the U.S., 1-888-667-7281.

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